UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): May 1, 2024

DRIL-QUIP, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-13439	74-2162088
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2050 West Sam Houston Parkway S., Suite 1100 Houston, Texas	77042
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (713) 939-7711

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, $.01 par value per share	DRQ	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

Hart-Scott-Rodino Update

As previously reported, on March 18, 2024, Dril-Quip, Inc., a Delaware corporation (“Dril-Quip”), entered into an Agreement and Plan of Merger with Innovex Downhole Solutions Inc., a Delaware corporation (“Innovex”), Ironman Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Dril-Quip, and DQ Merger Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of Dril-Quip, with respect to a proposed business combination between Dril-Quip and Innovex (the “Proposed Merger”).

The closing of the Proposed Merger is subject to the satisfaction or waiver of certain closing conditions, including, among others, the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”), and the required approvals under certain antitrust and foreign investment laws. As previously disclosed, Dril-Quip and Innovex each filed an HSR Act notification with the U.S. Federal Trade Commission and the U.S. Department of Justice on April 1, 2024. The applicable waiting period under the HSR Act expired at 11:59 p.m., Eastern Time, on May 1, 2024.

Steamfitters Complaint

On March 21, 2024, a purported Dril-Quip stockholder filed a putative class action complaint captioned Steamfitters Local 449 Pension Fund v. Dril-Quip, Inc., et al., C.A. No. 2024-0284-LWW (Del. Ch.) (the “Steamfitters Complaint”). The Steamfitters Complaint alleges that members of Dril-Quip’s Board of Directors (the “Board”) breached their fiduciary duties by agreeing, in connection with the proposed merger with Innovex, to enter into a stockholders agreement with Amberjack Capital Partners and certain of its affiliates (“Amberjack”) requiring Amberjack to vote in favor of the Board’s nominees at Dril-Quip’s 2025 annual meeting of stockholders and prohibiting certain transfers from Amberjack directly to activist stockholders not through public market sales. The Steamfitters Complaint further alleges that Innovex and Amberjack aided and abetted the directors’ alleged breaches of fiduciary duties. The complaint seeks an order certifying a class of Dril-Quip’s stockholders, finding that the directors breached their fiduciary duties and that Innovex and Amberjack aided and abetted the directors’ breaches of fiduciary duties, enjoining enforcement of the challenged provisions of the stockholders agreement, and awarding the plaintiff its reasonable attorneys’ and experts’ witness fees and other costs.

Although Dril-Quip and the Board believe that the stockholders agreement complies fully with all applicable law and deny the allegations in the Steamfitters Complaint, in order to moot the plaintiff’s claims, and avoid nuisance and possible expense, Dril-Quip has agreed to amend the stockholders agreement to eliminate the requirement for Amberjack to vote in favor of the Board’s nominees at Dril-Quip’s 2025 annual meeting of stockholders and the prohibition against certain transfers from Amberjack directly to activist stockholders not through public market sales. Amberjack also has agreed to amend the stockholders agreement to eliminate a provision entitling Amberjack to designate four director designees for election at Dril-Quip’s 2025 annual meeting of stockholders irrespective of Amberjack’s beneficial ownership of Dril-Quip’s common stock at that time. However, Amberjack will have the right to designate four director designees for election at Dril-Quip’s 2025 annual meeting of stockholders if it beneficially owns 40% or more of the number of shares of combined company common stock outstanding as of the closing of the merger. Dril-Quip’s and Amberjack’s agreement to amend the stockholders agreement shall not be deemed an admission of the legal merit of the claims asserted in the Steamfitters Complaint. To the contrary, Dril-Quip and the Board specifically deny all allegations in the Steamfitters Complaint that any breach of fiduciary duty occurred.

Important Information for Stockholders

In connection with the Proposed Merger, Dril-Quip has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”) that included a proxy statement/prospectus (the “Proxy Statement/Prospectus”). The information in the Registration Statement is not complete and may be changed. Dril-Quip may file other relevant documents with the SEC regarding the Proposed Merger. This document is not a substitute for the Proxy Statement/Prospectus or Registration Statement or any other document that Dril-Quip may file with the SEC. After the Registration Statement is declared effective, the Proxy Statement/Prospectus will be mailed to the stockholders of Dril-Quip in connection with Dril-Quip’s solicitation of proxies for the vote of Dril-Quip stockholders in connection with the Proposed Merger and other matters as described in such Proxy Statement/Prospectus, and will serve as the prospectus relating to the offer of the securities to be issued to certain of Innovex’s securityholders in connection with the completion of the Proposed Merger. STOCKHOLDERS

ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS THAT MAY BE FILED BY DRIL-QUIP WITH THE SEC IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Such stockholders can obtain free copies of the Registration Statement and Proxy Statement/Prospectus and other documents containing important information about Dril-Quip, Innovex and the Proposed Merger, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Additional information is available on Dril-Quip’s website, www.dril-quip.com.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Dril-Quip and its directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the Proposed Merger. Information about Dril-Quip’s directors and executive officers including a description of their interests in Dril-Quip is included in Dril-Quip’s most recent Annual Report on Form 10-K (the “Annual Report”), including any information incorporated therein by reference, as filed with the SEC. To the extent that holdings of Dril-Quip’s securities have changed from the amounts reported in the Annual Report, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Additional information regarding these persons and their interests in the Proposed Merger is included in the Proxy Statement/Prospectus and other relevant materials to be filed with the SEC relating to the Proposed Merger. These documents can be obtained free of charge from the sources indicated above. Innovex and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Dril-Quip stockholders in connection with the Proposed Merger. A list of the names of such directors and executive officers and information regarding their interests in the Proposed Merger is or will be included in the Proxy Statement/Prospectus and other relevant materials to be filed with the SEC relating to the Proposed Merger.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DRIL-QUIP, INC.

By:	/s/ James C. Webster
James C. Webster
Vice President, General Counsel and Secretary

Date: May 7, 2024